Exhibit 1

FOR IMMEDIATE RELEASE	1 August 2017

WPP PLC (“WPP”)

tenthavenue invests in urban innovation firm LOOM Media in the US

WPP announces that tenthavenue, its global out of home media and experiential marketing division, is investing in LOOM Media (“LOOM”), a US-based start-up company specializing in creating opportunities for brands to sponsor urban innovation.

Through sponsorship and marketing programs, LOOM will assist with the economic development of “Smart Cities” and other civic innovations. LOOM will work with cities to provide access to brands seeking creative ways to reach and engage communities in five key areas: community spaces, health and wellness, sustainability, travel and transportation.

LOOM is managed by founder and chief executive officer Jonathan Schulhof, who brings his experience as founder of urban bicycle sharing company Motivate to the new venture. At Motivate, Schulhof arranged for the turnaround and expansion of “Citi Bike” in New York, and assembled a team to build large-scale, brand-led, bicycle sharing programs across North America. Motivate now has over 65% market share in US bike share. LOOM is based in New York.

The investment continues WPP’s strategy of diversifying and developing new channels to connect clients and consumers, such as out-of-home media and experiential marketing. tenthavenue, part of the Group’s media investment management practice, is a global leader in building long-term one-on-one consumer relationships at scale. It fuses real-time data across content, technology and media to create messages and experiences that resonate with today’s connected consumer.

tenthavenue comprises leading specialist companies Bookmark (content), Joule (mobile), Candyspace (digital), Spafax (in-flight entertainment), Kinetic (out of home), S2B (shopper to buyer), platform5 (digital) and TMARC (mobile). It employs over 1,000 people in 60 offices across 26 countries. WPP’s media investment management arm, including associates and investments, generates revenues of over $US5.5 billion and employs over 30,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239